                                           S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  4-06

              February 16, 2006

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 3,720,000 units at a price of $0.70 per unit (originally announced as 3,610,000 units in News Release No. 3-06 dated January 16, 2006).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.  The units (3,720,000 shares and 1,860,000 warrants) have been issued and are subject to a hold period until June 14, 2006.  The proceeds of the private placement will be used for expenditures on the Company’s mineral exploration properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.

“Jeffrey Dahl ”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.